Exhibit 99.4

NICE Takes Home Temkin Award for Customer Experience Vendor
Excellence

NICE is recognized for its analytics solutions that help companies deliver perfect customer experiences

Ra’anana, Israel, April 7, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of a 2015 Temkin Group Customer Experience Vendor Excellence Award. NICE was recognized for helping companies become more customer-centric with its Customer Experience Analytics suite of solutions.

NICE was evaluated based on three solutions in particular:

Customer Journey Optimization
This analytics solution helps organizations manage the customer engagement process across multiple touch points in real or near-real time. It analyzes structured and unstructured data from multiple communication channels, and generates a visual representation of customer behaviors and trends. Using text, speech and contact analytics, this allows organizations to zoom in on business issues that matter most to their customers and optimize these engagements.

Real-Time Web Engage
This solution helps companies create meaningful customer experiences on their websites and optimize real-time decision making. By harnessing Big Data gathered from customer interactions across all touch points, the solution enables organizations to make personalized offers specific to each individual based on their entire customer journey as well as their profile and recent activity.

NICE Fizzback
NICE’s Voice of the Customer (VoC) solution solicits real-time feedback at each touch point along the customer journey. Using the solution, organizations can engage with customers across all channels, including SMS, mobile app, email, online and IVR, and immediately analyze these interactions in order to reduce churn, increase customer loyalty, and improve operational efficiency.

Bruce Temkin, Managing Partner of Temkin Group
“Congratulations to NICE for winning a 2015 Customer Experience Vendor Excellence Award. We had a very strong group of nominees this year, and NICE stood out for how well it is helping companies improve their customer experience.”

Miki Migdal, President, NICE Enterprise Product Group
“In today’s multi-channel world, companies must have a connected view of the entire customer journey in order to deliver a seamless customer experience. NICE’s unique value lies in its ability to analyze complex scenarios and extensive amounts of data points in order to uncover hidden insights and trends and drive action that yields business results and helps create a perfect customer experience. NICE is constantly developing new features, as well as evaluating new technologies, to enrich its customer experience analytics offerings.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law